Sunday May 22, 2016
The Buffalo News.com (/)

Business



Johnny Guerry and Terry Philen Jr.
Guerry, a hedge fund manager from Dallas, and Philen, a Texas businessman, are seeking seats on the bank board. Guerry has advocated selling the bank.

Martin K. Birmingham
The president and CEO of Five Star Bank is fighting to keep Guerry and Philen off the board.

Board seat
Board seat targeted
Board seat targeted
Board seat

Peter G. Humphrey
Former CEO resigned abruptly in 2012, after 16 years leading the bank. He leans toward selling bank.

The fight at Financial Institutions Inc.: Shareholder activism fuels a battle for board seats and Five Star Bank's future

BY: Matt Glynn (mailto:mglynn@buffnews.com)

Published: May 21, 2016, 12:01 AM
Updated: May 21, 2016, 07:08 PM

Johnny Guerry is based in Dallas, Texas, more than a thousand miles from the headquarters of Five Star Bank's parent company in rural Warsaw, N.Y.

But the 34-year-old activist shareholder wants to have a say in the future of Financial Institutions Inc., if he and an ally, businessman Terry Philen Jr., win seats on the bank's board of directors.

Guerry has taken an activist position with banks on six other occasions in the past few years. In each case, the hedge fund he oversees, Clover Partners, either gained a board seat, or the bank in question was eventually sold, sometimes with pressure from other activist investors. Now, Guerry has Financial Institutions in his sights.

"We don't go away," Guerry said.

Last December, Guerry said in a letter that selling Financial Institutions to a larger bank would be "in the best interest of shareholders." More recently, Guerry said he was open to exploring different options – a sale still among them – if he joined the board.

Adding to the intrigue, the Humphrey family, which was instrumental in the bank's growth throughout its history, appears divided over which side to choose.

This all might seem like a lot of attention for a small bank. Financial Institutions has about $3 billion in assets, compared to about $40 billion at First Niagara Financial Group, which KeyCorp is about to buy. Five Star has only three branches in Erie County, among its roughly 50 locations in Western and Central New York. But it has designs on generating more business here, and two acquisitions the bank made that riled Guerry both involved Buffalo-area companies.

The election for board seats at a shareholders meeting is usually as predictable as appointing the accounting firm. But this one has erupted into a full-blown campaign. The two sides have traded claims about the bank's track record – the bank is either thriving under management's steady hand, or destroying shareholder value with its deal-making, depending on the source – and arguing over whose candidates are superior.

Barring a compromise, the contest will culminate June 3, at the bank's annual meeting at its headquarters in Wyoming County. Shareholders are already casting ballots. Beyond what happens in Warsaw, the battle illustrates how activist shareholders are making themselves heard at banks of different sizes, insisting companies deliver results more to their liking, or even pushing them to sell.

Activist battles

Jercher Lin, an assistant professor of finance at the University at Buffalo's School of Management, said shareholder activism goes back to the 1980s, although the nature of that activism has changed in the past 15 years or so.

Instead of insiders driving activism, taking more of a "soft touch" with management to seek changes, institutional shareholders like hedge funds are pressing for action, he said. "Before they didn't have such a strong demand on board seats."

At a banking symposium hosted by SNL Financial last fall, Sandler O'Neill & Partners principal Emmett Daly was quoted as saying there were 10 to 15 hedge funds in the market that once "one of their buddies gets into your stock, it's a waterfall." Daly also said that Sandler O'Neill estimated that as much as 25 percent of bank mergers and acquisitions during the previous five years had some component of shareholder activism.

Lin said activist shareholders may be motivated by a variety of objectives at the outset, from gaining a board seat, to removing a CEO, to selling assets, to improving a company's efficiency. But the objective might eventually turn to merging or selling the company, he said. "To get to the merger acquisition phase, it can take two years," he said.

Expensive fight

How did Financial Institutions end up in this fight?

Guerry disliked the bank's deal for Scott Danahy Naylon, an Amherst-based insurance agency, and then its subsequent deal for Courier Capital Corp., an investment advisory and wealth management firm with offices in Buffalo and Jamestown. He argued the deals diluted shareholder value, and the earn-back periods were far too long. The bank defended the purchases as sound moves to diversify its sources of revenue.

The disagreement didn't end there. Guerry approached the bank about nominating him for a seat on an expanded board; that way, none of the bank's own candidates would risk losing a seat. But Guerry claims the bank dragged out its evaluation of his candidacy before rejecting him in late March. Guerry and Philen – who is not a Financial Institutions shareholder – entered the race for seats, setting off an aggressive campaign by both sides that continues.

How aggressive? Financial Institutions expects to spend $1.8 million on the proxy fight. Guerry called that an "earth-shattering number," and said he expected to spend $325,000.

Four board seats are up for election, each carrying a three-year term. Three of the bank-backed candidates are incumbents: president and CEO Martin K. Birmingham, furniture store owner Samuel M. Gullo, and university professor James H. Wyckoff. The bank's fourth nominee, Eastman Kodak executive Kim VanGelder, is a newcomer. She was nominated to fill a vacancy that James L. Robinson will create when his term expires at the annual meeting. Robinson did not seek re-election.

Guerry and Philen targeted Gullo and VanGelder as their opponents in the election. Even if Guerry and Philen – the chief financial officer of Custom Extrusions Holdings in Texas – win, they will hold just two seats on an 11-member board.

But Guerry said two seats would still be better than one, since a like-minded director can provide a second on motions, to generate more discussion. "You can at least bring some issues to bear and really force people to evaluate things," he said.

Been here before

Guerry is familiar with shareholder activism.

Earlier this year, he took an activist approach at Bank Mutual Corp. in Wisconsin. Bank Mutual agreed to nominate a Clover analyst to a board that would be expanded by one seat, and Clover agreed not to challenge any of Bank Mutual's three nominees.

In the past few years, Guerry has advocated for the sale of several banks where Clover had acquired stock and was disappointed with the bank's performance.

In one case, he and an ally, Garold Base, ran for board seats at Hampden Bancorp in Massachusetts in 2013. They lost, but they ran for seats again the following year. The morning of the bank's 2014 annual meeting, Hampden announced a sale to Berkshire Hills Bancorp, in a $109 million stock deal. Later that day, Guerry and Base were elected to Hampden's board.

Family drama

An unusual angle of the Financial Institutions centers on the Humphreys, the family integral to the rise of what is now called Financial Institutions.

Peter G. Humphrey was the fourth-generation member of his family to lead the bank. He resigned abruptly as CEO in 2012, after leading the bank for 18 years, but he remains a shareholder.

After Guerry applied public pressure to Financial Institutions, Humphrey put out a statement saying the bank's board ought to explore a sale.

"I certainly take solace in that the former CEO has come out in support of our position," Guerry said. "I think's it's quite telling that there's a lot more going on here than meets the eye."

But Peter was not the only Humphrey family member to weigh in. Richard Humphrey, a cousin of Peter's, said he, his stepmother, brother and sister supported the bank remaining independent. The bank reprinted his comments in a message to shareholders about the election.

Nasty campaign

The back-and-forth between bank officials and Guerry has often resembled a political campaign, with each side promoting its candidates' credentials and trying to undercut the other's.

Financial Institutions said Guerry and Philen lack banking operations experience, and have limited public board experience. The bank also claims the two Texas businessmen don't understand the Western New York community banking market, and that management's growth strategy is working.

"Now is not the time to sell (Financial Institutions); now is the time to continue to execute on our strategic plan," the bank told shareholders.

Guerry said he has "solely invested in banks for the past 12 years and runs a successful bank-focused hedge fund." He said people with local ties are well-represented on the board, that he is familiar with the markets the bank competes in, and that the board would benefit from a "fresh perspective."

The two sides disagree over what management's decisions have meant for shareholders. Guerry argued the Scott Danahy and Courier deals "led to the destruction of almost $24 million of shareholders' tangible common equity via two ill-advised acquisitions." Financial Institutions denied that, and said the bank has generated shareholder return of more than 66 percent over a three-year period.

Shareholders decide

Financial Institutions reported net income of $7.6 million in the first quarter, up 12 percent from a year ago. Management hailed the results, while Guerry pointed to an analyst's criticism that operating earnings per share came in below the analyst's estimate, when one-time items were excluded.

The bank's stock was trading in the mid-$26 per share range last week, after surpassing the $29 per share mark in March.

Shareholders will have the last word in this struggle.

Guerry's Clover controls 5.5 percent of outstanding shares. Peter Humphrey, who supported the board exploring a sale, said he and his wife have 3.5 percent of shares. Richard Humphrey, the family member who backed the board, said he, his stepmother, brother and sister own more than 6 percent of company stock. Overall, institutional shareholders control 61 percent of the bank's shares, so they will have great influence on the outcome.

"Suffice it to say, we have a high degree of confidence that we're going to win," Guerry said.

Birmingham sees it differently: "I feel very confident that our shareholders will continue to support a strategy that has produced a return in excess of 66 percent in the last three years."

email: mglynn@buffnews.com

Matt Glynn